SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       American Railcar Industries, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  02916P 10 3
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                             Deputy General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 15, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME  OF  REPORTING  PERSON
     IEH  ARI  Holdings  LLC

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) / /
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     11,564,145

8  SHARED  VOTING  POWER
     0

9  SOLE  DISPOSITIVE  POWER
     11,564,145

10  SHARED  DISPOSITIVE  POWER
     0

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     11,564,145

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     54.3%

14  TYPE  OF  REPORTING  PERSON
     OO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  Holdings  L.P.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) / /
     (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
     Not applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
     11,564,145

9  SOLE  DISPOSITIVE  POWER
     0

10  SHARED  DISPOSITIVE  POWER
     11,564,145

11  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     11,564,145

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     54.3%

14  TYPE OF REPORTING PERSON
     PN

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME  OF  REPORTING  PERSON
     Icahn  Enterprises  G.P.  Inc.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) / /
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
     11,564,145

9  SOLE  DISPOSITIVE  POWER
     0

10 SHARED  DISPOSITIVE  POWER
     11,564,145

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     11,564,145

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     54.3%

14 TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME  OF  REPORTING  PERSON
     Beckton  Corp.

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) / /
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable.

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
     11,564,145

9  SOLE  DISPOSITIVE  POWER
     0

10 SHARED  DISPOSITIVE  POWER
     11,564,145

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     11,564,145

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     54.3%

14 TYPE  OF  REPORTING  PERSON
     CO

                                  SCHEDULE 13D

CUSIP No. 02916P 10 3

1  NAME  OF  REPORTING  PERSON
     Carl  C.  Icahn

2  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
     (a) / /
     (b) / /

3  SEC  USE  ONLY

4  SOURCE  OF  FUNDS
     Not  applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7  SOLE  VOTING  POWER
     0

8  SHARED  VOTING  POWER
     11,564,145

9  SOLE  DISPOSITIVE  POWER
     0

10 SHARED  DISPOSITIVE  POWER
     11,564,145

11 AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     11,564,145

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     54.3%

14  TYPE  OF  REPORTING  PERSON
     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 31, 2006 by the Reporting Persons, as previously amended (the "Initial 13D"), with respect to the shares of Common Stock, no par value (the "Shares"), of American Railcar Industries, Inc., a Delaware corporation (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The address of the principal executive office of the Issuer is 100 Clark Street, St. Charles, Missouri 63301.

Item 2. Identity and Background

     Item  2  of  the  Initial  13D  is  hereby amended by adding the following:

     As a result of the transactions described in Item 4 below: (i) each of IEH ARI Holdings, LLC, a Delaware limited liability company ("ARI Holdings"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn
Enterprises GP"), and Beckton Corp., a Delaware corporation ("Beckton"), shall be included within the definition of the term "Reporting Persons"; and (ii) each of Barberry, Hopper and Modal shall no longer be included within the definition of the term "Reporting Persons."

     The principal business address of each of the additional Reporting Persons is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601.

     Icahn Enterprises Holdings is the sole member of ARI Holdings. Icahn Enterprises GP is the general partner of Icahn Enterprises Holdings. Beckton is the sole stockholder of Icahn Enterprises GP. Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the additional Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92.56% of the outstanding depositary units representing limited partnership interests ("Depositary Units") in Icahn Enterprises L.P. ("Icahn Enterprises"), a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, metals and home fashion. Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of ARI Holdings, Icahn Enterprises GP and Beckton is primarily engaged in the business of investing in and/or holding securities. Icahn Enterprises Holdings is primarily engaged in the business of holding controlling interests in various operating subsidiaries of Icahn Enterprises.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the additional Reporting Persons are set forth in Schedule A attached hereto.

     None of the additional Reporting Persons, nor any manager or executive officer of the additional Reporting Persons, has, during the past five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Item  3  of  the  Initial  13D  is  hereby amended by adding the following:

     The information set forth below in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction

     Item  4  of  the  Initial  13D  is  hereby amended by adding the following:

     On January 15, 2010, the transactions contemplated by the Contribution and Exchange Agreement dated as of January 12, 2010 (the "Agreement") were consummated, pursuant to which, among other things, the 11,564,145 Shares previously owned by Carl C. Icahn and affiliated entities were contributed to Icahn Enterprises in exchange for 3,116,537 Depositary Units in Icahn Enterprises. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,564,145 Shares, representing approximately 54.3% of the Issuer's outstanding Shares (based upon the 21,302,296 Shares stated to be outstanding as of November 4, 2009 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on November 6, 2009).

     (b) ARI Holdings has sole voting power and sole dispositive power with regard to 11,564,145 Shares. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Pursuant to Rule 13d-3(a) under the Exchange Act, each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn (by virtue of their relationships to ARI Holdings) may be deemed to indirectly beneficially own the Shares which ARI Holdings owns. Each of Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) Except as described in Item 4, no transactions with respect to the Shares were effected during the past sixty (60) days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item  6  of  the  Initial  13D  is  hereby amended by adding the following:

     The information set forth above in Item 4 is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

1 Contribution and Exchange Agreement dated as of January 12, 2009, by and among Barberry, Beckton, Caboose Holding LLC, Icahn Enterprises and Modal (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by Icahn Enterprises on January 15, 2010)

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010

IEH  ARI  HOLDINGS,  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

       By:  /s/ Dominick  Ragone
            --------------------
            Name:  Dominick  Ragone
            Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

       By:  /s/ Dominick  Ragone
            --------------------
            Name:  Dominick  Ragone
            Title:  Chief  Financial  Officer

ICAHN  ENTERPRISES  G.P.  INC.

  By:  /s/ Dominick  Ragone
       --------------------
       Name:  Dominick  Ragone
       Title:  Chief  Financial  Officer

BECKTON  CORP.

  By:  /s/ Edward  E.  Mattner
       -----------------------
       Name:  Edward  E.  Mattner
       Title:  Authorized  Signatory


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN




     [Signature Page of Amendment No. 2 to Schedule 13D - American Railcar Industries, Inc. re contribution of ARI shares from Icahn affiliates to
                            Icahn Enterprises L.P.]

                                   SCHEDULE A

      DIRECTORS AND EXECUTIVE OFFICERS OF THE ADDITIONAL REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the additional Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the additional Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the additional Reporting Persons own any Shares.

IEH ARI HOLDINGS LLC
Name                                  Position
----                                  --------
Icahn Enterprises Holdings L.P.       Sole Member


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                  Position
----                                  --------
Icahn Enterprises G.P. Inc.           General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman
Keith A. Meister                      Vice Chairman; Principal Executive Officer
William A. Leidesdorf                 Director
Jack G. Wasserman                     Director
James L. Nelson                       Director
Vincent J. Intrieri                   Director
Dominick Ragone                       Chief Financial Officer; Treasurer
Felicia P. Buebel                     Assistant Secretary


BECKTON CORP.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Jordan Bleznick                       Vice President/Taxes
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer